UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2026 (Report No. 2)

Commission File Number: 000-29452

RADCOM LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form:40-F ☐

THIS REPORT ON FORM 6-K OF THE REGISTRANT IS HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.’S (THE “REGISTRANT”) REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-190207, 333-195465, 333-203087, 333-211628, 333-215591, 333-260997, 333-270983 AND 333-276692), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Results of the Extraordinary General Meeting of Shareholders

At the extraordinary general meeting of shareholders held on May 20, 2026 (the “Meeting”), the shareholders of the Registrant duly approved all agenda items as originally proposed, other than Item 4, which was not brought to a vote of the shareholders following the resignation of the relevant directors, as reported by the Registrant in its Report on Form 6-K that was furnished to the Securities and Exchange Commission on May 19, 2026.

Among other things, the Meeting resolved to amend the Registrant’s Amended and Restated Articles of Association. The Registrant’s updated Amended and Restated Articles of Association, as so amended, are attached as Exhibit 99.1 to this Report on Form 6-K.

Exhibit No.	Description
Exhibit 99.1	Amended and Restated Articles of Association (as amended on May 20, 2026)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: May 20, 2026	By:	/s/ Hod Cohen
	Name:	Hod Cohen
	Title:	Chief Financial Officer

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